Exhibit 12.1

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
		Years Ended
	12 months ended September 30, 2002	2001	2000	1999	1998	1997
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 1,051.0	$ 732.8	$ 837.4	$ 742.7	$387.2	$ 718.4
Distributed income from unconsolidated investees, less equity in earnings	0.0	0.0	0.0	0.0	0.0	0.0
Fixed charges included in the determination of net income	303.9	310.6	303.2	296.8	325.5	325.0
Total earnings, as defined	$1,354.9	$1,043.4	$1,140.6	$1,039.5	$712.7	$1,043.4

Fixed charges, as defined:
Interest charges	$310.7	$320.2	$296.9	$289.9	$319.1	$316.4
Rental interest factor	10.2	10.1	6.3	6.9	6.4	8.6
Total fixed charges, as defined	$320.9	$330.3	$303.2	$296.8	$325.5	$325.0

Ratio of Earnings to Fixed Charges	4.22	3.16	3.76	3.50	2.19	3.21